

February 8, 2013

Via E-mail
Baoyuan Zhu
Chairman of the Board
China Hefeng Rescue Equipment, Inc.
No. 88, Taishan Street
Beigang Industrial Zone
Longgang District, Huludao
Liaoning Province
China

> **Re: China Hefeng Rescue Equipment, Inc.**
> **Form 8-K**
> **Amended January 11, 2013**
> **Response submitted January 30, 2013**
> **File No. 000-54224**

Dear Mr. Zhu:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K amended January 11, 2013

1.   Please expand the response in your January 30, 2013 letter to us to:
- tell us the extent of the relationships between (1) the "three individuals [who] organized Huludao Rescue" and (2) you and your affiliates. Include relationships both before and after the 2010 and 2011 transactions identified in the first bullet point on page 7 of your Form 8-K.
- provide us your analysis of why you believe your Form 8-K need not describe the "return benefit" mentioned in the last sentence of your letter to us dated January 30, 2013. Address in your response why you believe the Form 8-K need not inform

investors of the extent to which the registrant and its affiliates are a party to an understanding that they will provide a benefit to another party. Also address the basis for your belief that your disclosure stating that the sole consideration for the December 2011 transaction was reimbursement of registered capital provides all required disclosure regarding the transaction if the consideration also included an understanding regarding a return benefit.

Huludao Hefeng Rescue Equipment Co., Ltd. Financial Statements For The Year Ended December 31, 2011 And For The Period From May 11, 2010 (Inception) Through December 31, 2010

Note 1. Organization, page 8

2.   We see from your correspondence dated January 30, 2013 that when Baoyuan Zhu and Jianjun Gao acquired Huludao Rescue from the original founders in December 2011, the net assets were transferred in exchange for the registered equity. Please tell us how you accounted for the acquisition. In that regard, please tell us how you valued the assets and liabilities acquired. Please reference FASB ASC 805-30-25-2 through 4.

3.   As a related matter, we note the reference made to the "benefit given to the purchaser in this transaction." Tell us the nature of such "benefit." Please tell us if you ascribed any value to the benefit given to the purchaser as part of the consideration transferred in the business combination under FASB ASC 805-30-30-7.

Dragons Soaring Limited and Subsidiaries Consolidated Financial Statements
For The Three Months Ended March 31, 2012 And 2011

Note 2. Summary Of Significant Accounting Policies, page 8

Reclassification and Restatement, page 11

4.   Please reconcile the "as reported" line items in the table on page 11 to the original line items reported in the Form 8-K filed on June 15, 2012. Note that the table in the footnote disclosure about the restatement should present all restatements and reclassifications made to *each* impacted line item from the originally filed statement of operations. As a related matter, please also clarify why cost of commission *decreased* in the current presentation when you state that you reclassified the portion of business tax attributable to commission revenue from cost of sales to cost of commissions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc: Robert Brantl, Esq.